Exhibit 1.3 THIRD QUARTER 2023 INVESTOR PRESENTATION November 7, 2023 1

Forward-looking Statements Certain matters discussed in this presentation constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as expect, estimate, believe, anticipate, should, will, forecast, plan, project, assume, or similar words of futurity. All statements other than historical facts are forward-looking statements. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which, in turn, are based on information currently available to management. Such statements include, but are not limited to, the ultimate outcome of any possible transaction between Choice and Wyndham (including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those described herein); uncertainties as to whether Wyndham will cooperate with Choice regarding the proposed transaction; Choice’s ability to consummate the proposed transaction with Wyndham; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Choice’s ability to finance the proposed transaction with Wyndham; Choice’s indebtedness, including the substantial indebtedness Choice expects to incur in connection with the proposed transaction with Wyndham and the need to generate sufficient cash flows to service and repay such debt; the possibility that Choice may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Wyndham’s operations with those of Choice, including the Choice loyalty program; the possibility that Choice may be unable to achieve the benefits of the proposed transaction for its franchisees, associates, investors and guests within the expected timeframes or at all, including that such integration may be more difficult, time-consuming or costly than expected; that operating costs and business disruption (without limitation, difficulties in maintaining relationships with associates, guests or franchisees) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; and that the retention of certain key employees may be difficult. Such statements may relate to projections of the company’s revenue, expenses, adjusted EBITDA, earnings, debt levels, ability to repay outstanding indebtedness, payment of dividends, repurchases of common stock, and other financial and operational measures, including occupancy and open hotels, RevPAR, the company’s ability to benefit from any rebound in travel demand, and the company’s liquidity, among other matters. We caution you not to place undue reliance on any such forward-looking statements. Forward-looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors. Several factors could cause actual results, performance or achievements of the company to differ materially from those expressed in or contemplated by the forward-looking statements. Such risks include, but are not limited to, changes to general, domestic and foreign economic conditions, including access to liquidity and capital; the company’s ability to successfully integrate Radisson Hotels Americas’ employees and operations; the ability to realize the anticipated benefits and synergies of the acquisition of Radisson Hotels Americas as rapidly or to the extent anticipated; changes in consumer demand and confidence, including consumer discretionary spending and the demand for travel, transient and group business; the timing and amount of future dividends and share repurchases; future domestic or global outbreaks of epidemics, pandemics or contagious diseases or fear of such outbreaks, including any resurgence of the COVID-19 pandemic, and the related impact on the global hospitality industry, particularly but not exclusively the U.S. travel market; changes in law and regulation applicable to the travel, lodging or franchising industries, including with respect to the status of our relationship with employees of our franchisees; foreign currency fluctuations; impairments or declines in the value of the company’s assets; operating risks common in the travel, lodging or franchising industries; changes to the desirability of our brands as viewed by hotel operators and customers; changes to the terms or termination of our contracts with franchisees and our relationships with our franchisees; our ability to keep pace with improvements in technology utilized for marketing and reservations systems and other operating systems; the commercial acceptance of our Software-as-a-Service technology solutions division’s products and services; our ability to grow our franchise system; exposure to risks related to our hotel development, financing and ownership activities; exposures to risks associated with our investments in new businesses; fluctuations in the supply and demand for hotel rooms; our ability to realize anticipated benefits from acquired businesses; impairments or losses relating to acquired businesses; the level of acceptance of alternative growth strategies we may implement; the impact of inflation; cyber security and data breach risks; climate change and sustainability related concerns; ownership and financing activities; hotel closures or financial difficulties of our franchisees; operating risks associated with our international operations; labor shortages; the outcome of litigation; our ability to effectively manage our indebtedness, and secure our indebtedness, including additional indebtedness incurred as a result of the acquisition of Radisson Hotels Americas; and developments with respect to our proposal to acquire Wyndham Hotels & Resorts, Inc. These and other risk factors are discussed in detail in the company’s filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and, as applicable, our Quarter Reports on Form 10-Q. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. 2

Table of Contents 1. Third Quarter 2023 Update 2. A Compelling Combination with Wyndham Hotels & Resorts 3. Appendix 3

1 Third Quarter 2023 Update • Country Inn & Suites, Smithfield-Selma, NC 4

Third Quarter 2023 Performance Recap Update

Pipeline Expansion

Global Overall: >99,000 rooms; +6% QoQ

Global Conversion: +27% QoQ; +11% YoY

Openings

+24% YoY

Strategic Partnership

With one of the largest hotel operators in Mexico

Growth Strategy Focused on Hotels that Generate Higher Royalties per Unit

Global Overall: >625,000 rooms

Domestic Upscale: +11% units YoY

Domestic Extended Stay: +13% units YoY

New hotels added within a brand generated: +20% Higher royalty revenue versus hotels exiting the brand[1]

Effective Royalty Rate Growth

+6 bps vs. Q3 '22

RevPAR Growth

+12.1% vs. Q3 '19

Exceeded 2019 RevPAR levels for **28** consecutive months

* All results include the impact of the Radisson Americas acquisition. All figures reflect domestic results, except where otherwise noted. For comparative purposes, domestic RevPAR and the effective royalty rate baseline for 2019 and 2022 is inclusive of the Radisson Americas acquisition. Throughout this presentation, Radisson Hotels Americas is referred to as Radisson Americas.

1. Year-to-date through September 30, 2023, on average.

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Third Quarter 2023 Financial Performance Revenues Profitability $425.6M $15.5M $148.5M $155.9M $1.82 2 Total revenues Platform & procurement Royalty, licensing & Adj. EBITDA Adj. diluted EPS 1 Quarterly record services fees management fees Quarterly record % % % % % +3 +8 +6 +12 +17 YoY YoY YoY YoY YoY Integration Synergies Shareholder Returns Leverage % Reported leverage ratio 8 $84M $550M 2.7x below the target of 3-4x of shares of annual recurring 3 outstanding synergies achieved * All results include the impact of the Radisson Americas acquisition. 1. Excluding the one-time exit of the 110 Woodspring Suites hotels in third quarter 2022. 2. Reported net income was $92.0 million for the third quarter 2023. 3. $550 million reflects $54.8 million in cash dividends and $495.2 million in share repurchases that the company returned to shareholders over the last trailing 12 months ended September 30, 2023. Over the trailing 12 months ended September 30, 2023, the company repurchased 4.1 million 6 shares of common stock, representing nearly 8% of the shares outstanding as of September 30, 2022.

PROFITABILITY (AS REPORTED ADJUSTED EBITDA) AND GROWTH RATES Choice Hotels has delivered double-digit Growth YoY - 16% 10% -35% 67% 19% 12% profitability growth YoY Organic - 11% 10% -35% 67% 14% 8% 1 2 every year since 2017 ; Growth $538 profitability in 2023 is $479 expected to be 44% $404 higher than 2019 and $374 12% higher than 2022 $341 $295 $241 2017 2018 2019 2020 2021 2022 2023 * Note: 2023 Adjusted EBITDA equals midpoint of updated guidance; all figures are as reported on each Q4/FY earnings release. 1. Excluding COVID-impacted 2020. 2. 2018 normalizes for the impact of Woodspring acquisition, 2022 normalizes for the impact of the Radisson Americas acquisition, and 2023 adjusts for the impact of the Radisson Americas acquisition, owned asset sales, and the one-time strategic termination of 110 Blackstone owned Woodspring Suites hotels in third quarter 2022. 7

2 A Compelling Combination with Wyndham Hotels & Resorts 8

Choice's Highly Attractive Proposal Creates Value for Both Wyndham and Choice Shareholders

COMPELLING PROPOSAL WITH A SUBSTANTIAL PREMIUM

- $90.00[1] per share, including:
  - $49.50 per share in cash
  - 0.324 per share in Choice stock for each Wyndham share
  - A cash or stock election mechanism, which provides Wyndham shareholders with ability to choose either cash, stock, or a combination of cash and stock consideration, subject to a customary proration mechanism
- 26% premium to Wyndham's 30-day volume-weighted average closing price ending on October 16, 2023
- 11% premium to Wyndham's 52-week high, and a XX% premium to Wyndham's latest closing price

1 — Mix of cash and stock enables Wyndham shareholders to both realize immediate value creation and share in the significant upside potential

- Proposal implies a $9.8 billion Enterprise Value, representing 14.9x EV/2023 Consensus EBITDA Multiple
- Enables Wyndham shareholders to benefit from Choice's historically 3x higher EBITDA multiple on go-forward basis

2 — Combines two highly cash flow generative businesses to create a strong proforma financial profile

- Combined company expected to generate predictable high free cash flow through an asset-light, fee-for-service model that:
  - Supports rapid deleveraging and enables additional investments for future growth
  - Creates additional capacity to further support Choice's revenue intense strategy, ultimately helping drive growth across organic revenue levers
- On a proforma synergized basis, combined company is expected to generate proforma EBTIDA of over $1.4 billion in 2024

3 — Creates meaningful synergies expected to translate into more than $2 billion[2] in value creation

- Combined company is expected to generate annual run-rate synergies of approximately $150 million through rationalization of operational redundancies, duplicate public company costs, and topline growth potential

1. $90.00 based on Choice unaffected share price as of October 16, 2023.
2. $150M x Choice multiple.

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Choice Has Continuously Despite Choice’s best efforts, Wyndham has repeatedly made it clear they were Attempted to Address unwilling to engage in further discussions and negotiate a deal in the best interest of their shareholders… Wyndham’s Concerns Choice asks the Wyndham Board… What’s the harm in engaging? WYNDHAM’S CONCERNS CHOICE’S SOLUTIONS ✓ Choice is prepared to discuss a holistic solution to address Wyndham’s concerns if they are willing to reengage X “Proposal does not provide necessary protections and value for ✓ Choice is confident that the transaction can be completed in a Wyndham Shareholders to compensate for prolonged and reasonable timeline without undue risk to shareholders of either uncertain regulatory process.” company ✓ Choice is willing to provide meaningful deal certainty and protections to Wyndham’s shareholders ✓ Nearly 15x multiple of consensus Wyndham ’23 EBITDA, a X “Wyndham has appropriate value and premium for its business, multiple never achieved since its spin which reflects its strong, long-term growth prospects as a ✓ Participation in the over $2B of value creation from standalone company.” synergy realization ✓ Choice is willing to offer transaction terms that provide appropriate levels of risk mitigation, certainty and upside X “Transaction consideration mix does not expose Wyndham to opportunity for Wyndham shareholders Choice’s share price volatility pre-transaction, but exposes it to a constrained balance sheet post closing.” ✓ Free cash flow profile of the combined business provides flexibility to support investment in growth and rapid deleveraging 10

Wyndham Has Mischaracterized the Facts

THE REALITY…

The Parties Were in a Negotiable Range	✓ Choice enhanced its offer on multiple occasions, addressing the key concerns raised by Wyndham's Board, and received verbal indication that we were within a negotiable range with respect to value and consideration mix ✓ Despite Choice's best efforts, Wyndham never provided a counter-offer and continually raised new hurdles to obstruct deal progress
Choice Offered Wyndham the Opportunity to Conduct Diligence Through a One-Way NDA	✓ Wyndham proposed a 36-month NDA with an 18-month standstill at a time when their engagement was limited, cursory, and dismissive, which would have had the effect of limiting Choice's ability to take its compelling offer to Wyndham's shareholders ✓ Wyndham chose not to diligence Choice. Choice attempted to address Wyndham's concerns with respect to the value of the share consideration through a one-way NDA, which would have allowed Wyndham to review Choice's private data (3-year revenue, EBITDA, and free cash flow projections)
There is a Clear Path to Completion	✓ Choice is well advised and confident in the ability to obtain all required regulatory approvals in a reasonable timeframe ✓ Choice is prepared to discuss a holistic solution to address Wyndham's concerns if they reengage and believes there are numerous possibilities to allocate risk in an appropriate manner to provide meaningful protection and certainty to Wyndham's shareholders
Choice and Wyndham Would Seamlessly Integrate	✓ Choice has a proven track-record of successful integrations and post-acquisition strategy execution as demonstrated by the Woodspring transaction and recent Radisson transaction, which delivered increased financial benefits to franchisees and shareholders and exceeded initial synergy estimates in an expedited timeframe ✓ Significant free-cash-flow production of the proforma business further supports ongoing pro-competitive investments, execution on revenue intense strategy, and ability to drive growth across its organic revenue growth levers
Transaction Has Strong Franchisee Support	✓ Encouraged by positive sentiment from franchisees of both companies, who acknowledge the significant benefits this combination would provide: (1) increased direct contribution, (2) lower operating costs, and (3) an enhanced reward program ✓ Since the announcement, we have spoken with thousands of hotel owners. There is significant enthusiasm about the opportunity for Choice to combine with Wyndham and help them save money and drive more direct bookings

Choice Encourages the Wyndham Board to Resume Discussions to Pursue Value Creation Opportunities for All Stakeholders

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3 Appendix 12

2023 Revenue Sensitivities % % 1 1bps 1 Increase in effective Increase in RevPAR Increase in unit growth in the royalty rate 1 higher revenue segments =$5M =$1M =$4.5M in royalties in royalties in royalties * All results include the impact of the Radisson Americas acquisition. 1. Represents the company’s upscale, midscale, and extended-stay segments. 13

Non-GAAP Financial Measurements and Other Definitions The company evaluates its operations utilizing the performance metrics of adjusted EBITDA, adjusted selling, general and administrative (SG&A) expenses, revenues excluding reimbursable revenue from franchised and managed properties and extraordinary termination fees from franchisee, adjusted net income, and adjusted EPS, which are all non-GAAP financial measurements. These measures, which are reconciled to the comparable GAAP measures in Exhibit 6, should not be considered as an alternative to any measure of performance or liquidity as promulgated under or authorized by GAAP, such as net income, SG&A, EPS and total revenues. The company’s calculation of these measurements may be different from the calculations used by other companies and comparability may therefore be limited. We discuss management’s reasons for reporting these non- GAAP measures and how each non-GAAP measure is calculated below. In addition to the specific adjustments noted below with respect to each measure, the non-GAAP measures presented herein also exclude restructuring of the company’s operations including employee severance benefit, income taxes and legal costs, acquisition related due diligence, transition and transaction costs, one-time franchise agreement termination fees received related to the purchase and rebranding of a 110 hotel portfolio of WoodSpring Suites hotels, and gains/losses on sale/disposal, performance under limited debt payment guaranties and impairment of assets primarily related to hotel ownership and development activities to allow for period-over-period comparison of ongoing core operations before the impact of these discrete and infrequent charges. Adjusted SG&A, Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization: Adjusted SG&A and adjusted EBITDA reflects net income excluding the impact of interest expense, interest income, provision for income taxes, depreciation and amortization, franchise-agreement acquisition cost amortization, other (gains) and losses, equity in net income (loss) of unconsolidated affiliates, mark-to-market adjustments on non- qualified retirement plan investments, share based compensation expense (benefit) and surplus or deficits generated by reimbursable revenue from franchised and managed properties. We consider adjusted EBITDA and adjusted EBITDA margins to be an indicator of operating performance because it measures our ability to service debt, fund capital expenditures, and expand our business. We also use these measures, as do analysts, lenders, investors, and others, to evaluate companies because it excludes certain items that can vary widely across industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels, and credit ratings, and share based compensation expense (benefit) is dependent on the design of compensation plans in place and the usage of them. Accordingly, the impact of interest expense and share based compensation expense (benefit) on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. These measures also exclude depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets or amortizing franchise-agreement acquisition costs. These differences can result in considerable variability in the relative asset costs and estimated lives and, therefore, the depreciation and amortization expense among companies. Mark-to-market adjustments on non- qualified retirement-plan investments recorded in SG&A are excluded from EBITDA, as the company accounts for these investments in accordance with accounting for deferred-compensation arrangements when investments are held in a rabbi trust and invested. Changes in the fair value of the investments are recognized as both compensation expense in SG&A and other gains and losses. As a result, the changes in the fair value of the investments do not have a material impact on the company’s net income. Surpluses and deficits generated from reimbursable revenues from franchised and managed properties are excluded, as the company’s franchise and management agreements require these revenues to be used exclusively for expenses associated with providing franchise and management services, such as central reservation and property-management systems, hotel employee and operating costs, reservation delivery and national marketing and media advertising. Franchised and managed property owners are required to reimburse the company for any deficits generated from these activities and the company is required to spend any surpluses generated in future periods. Since these activities will be managed to break-even over time, quarterly or annual surpluses and deficits have been excluded from the measurements utilized to assess the company’s operating performance. Adjusted Net Income and Adjusted Earnings Per Share: Adjusted net income and EPS exclude the impact of surpluses or deficits generated from reimbursable revenue from franchised and managed properties. Surpluses and deficits generated from reimbursable revenue from franchised and managed properties are excluded, as the company’s franchise agreements require these revenues to be used exclusively for expenses associated with providing franchised and managed services, such as central reservation and property-management systems, hotel employee and operating costs, reservation delivery and national marketing and media advertising. Franchised and managed property owners are required to reimburse the company for any deficits generated from activities and the company is required to spend any surpluses generated in future periods. Since these activities will be managed to break-even over time, quarterly or annual surpluses and deficits have been excluded from the measurements utilized to assess the company’s operating performance. We consider adjusted net income and adjusted EPS to be indicators of operating performance because excluding these items allow for period-over-period comparisons of our ongoing operations. Revenues, Excluding Reimbursable Revenue from Franchised and Managed Properties and Extraordinary Termination Fees from Franchisee: The company reports revenues, excluding reimbursable revenue from franchised and managed properties. These non-GAAP measures we present are commonly used measures of performance in our industry and facilitate comparisons between the company and its competitors. Reimbursable revenues from franchised and managed properties are excluded, as the company’s franchise and management agreements require revenues to be used exclusively for expenses associated with providing franchise and management services, such as central reservation and property-management systems, hotel employee and operating costs, reservation delivery and national marketing and media advertising. Franchisees are required to reimburse the company for any deficits generated from these activities and the company is required to spend any surpluses generated in future periods. Since these activities will be managed to break-even over time, quarterly or annual surpluses and deficits have been excluded from the measurements utilized to assess the company’s operating performance. During the third quarter of 2022, the company earned one-time franchise agreement termination fees related to the purchase by a third-party from an existing franchisee and the subsequent rebranding of a 110 hotel portfolio of WoodSpring Suites hotels. These termination fees received are considered infrequent in nature and not representative of on-going operations and therefore have been excluded from the measurements utilized to assess the company’s operating performance. 14

Non-GAAP Financial Measurements and Other Definitions Occupancy Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel for a given period. Occupancy measures the utilization of the hotels’ available capacity. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. The company calculates occupancy based on information as reported by its franchisees. To accurately reflect occupancy, the company may revise its prior years’ operating statistics for the most current information provided. Average Daily Rate (ADR) ADR represents hotel room revenue divided by the total number of room nights sold for a given period. ADR measures the average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. ADR is a commonly used performance measure in the industry, and management uses ADR to assess pricing levels that the company is able to generate. The company calculates ADR based on information as reported by its franchisees. To accurately reflect ADR, the company may revise its prior years’ operating statistics for the most current information provided. RevPAR RevPAR is calculated by dividing hotel room revenue by the total number of room nights available to guests for a given period. Management considers RevPAR to be a meaningful indicator of hotel performance and therefore company royalty and system revenues as it provides a metric correlated to the two key drivers of operations at a hotel: occupancy and ADR. The company calculates RevPAR based on information as reported by its franchisees. To accurately reflect RevPAR, the company may revise its prior years’ operating statistics for the most current information provided. RevPAR is also a useful indicator in measuring performance over comparable periods. Pipeline Pipeline is defined as hotels awaiting conversion, under construction or approved for development, and master development agreements committing owners to future franchise development. 15

Reconciliation of Non-GAAP Measures

ADJUSTED NET INCOME AND ADJUSTED DILUTED EARNINGS PER SHARE (EPS)				
($ millions)	Q3 2023*	Q3 2022*	FY 2023*	FY 2022*
Net income	**$ 92.0**	**$ 103.1**	**$ 261.7**	**$ 332.2**
Adjustments:				
Loss on impairment of unconsolidated joint ventures	-	-	-	(12.2)
(Gain) Loss on sale of business & assets, and impairments, net	-	(10.1)	-	-
Operational restructuring charges	1.1	4,1	29.4	5,1
Due diligence and transition costs	7.3	14.1	-	25.0
Exceptional allowances attributable to COVID-19	-	-	-	(0.9)
Net reimbursable surplus from franchised and managed properties	(8.0)	(7.2)	5.9	(39.2)
Extraordinary termination fees from franchisee	-	(17.1)	-	(17.2)
Adjusted Net Income	**$ 92.4**	**$ 87.5**	**$ 297.0**	**$ 292.6**
Diluted Earnings Per Share	**$ 1.81**	**$ 1.85**	**$ 5.10**	**$ 5.99**
Adjustments:				
Loss on impairment of unconsolidated joint ventures	-	-	-	(0.22)
Gain on sale of business & assets, and impairments, net	-	(0.18)	-	-
Operational restructuring charges	0.02	0.07	0.58	0.09
Exceptional allowances attributable to COVID-19	-	-	-	(0.02)
Net reimbursable surplus from franchised and managed properties	(0.15)	(0.13)	0.12	(0.71)
Extraordinary termination fees from franchisee	-	(0.31)	-	(0.31)
Due diligence and transition costs	0.14	0.26	-	0.45
Adjusted Diluted Earnings Per Share (EPS)	**$ 1.82**	**$ 1.56**	**$ 5.80**	**$ 5.27**

*Figures are calculated using guidelines from the ASC 606 Revenue Recognition Standard.

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Reconciliation of Non-GAAP Measures

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("EBITDA")

($ millions)	Q3 2023*	Q3 2022*	FY 2023*	FY 2022*	FY 2021*	FY 2020*	FY 2019*	FY 2018*	FY 2017*
Net income	**$ 92.0**	**$ 103.1**	**$ 254.8**	**$ 332.2**	**$ 289.0**	**$ 75.4**	**$ 222.9**	**$ 216.4**	**$ 122.3**
Income taxes	29.2	33.7	81.8	104.7	87.5	(22.4)	47.1	56.9	126.9
Interest expense	16.2	9.4	64.2	43.8	46.7	49.0	46.8	45.9	45.0
Interest income	(1.9)	(2.3)	(7.1)	(7.3)	(5.0)	(7.7)	(10.0)	(7.5)	(5.9)
Other (gains) losses	1.3	2.3	(3.7)	7.0	(5.1)	(4.5)	(4.9)	1.4	(3.2)
Loss on extinguishment of debt	-	-	-	-	-	16.6	7.2	-	-
Equity in operating net loss of affiliates, net of impairments	(1.8)	(1.1)	(1.6)	(1.9)	3.4	9.0	9.6	5.3	4.5
Loss on impairment of unconsolidated joint ventures	-	-	-	(16.1)	12.7	21.0	-	-	-
Gain on sale of business & assets, and impairments, net	-	(13.4)	-	-	-	-	14.9	7.0	(1.4)
Depreciation and amortization	9.6	8.7	49.2	30.4	24.8	25.8	18.8	14.3	6.7
Mark to market adjustments on non-qualified retirement plan investments	(0.9)	(1.4)	3.9	(5.9)	5.6	4.1	4.8	(1.3)	3.2
Operational restructuring charges	1.4	5.4	42.1	6.7	0.8	9.6	1.5	-	-
Share-based compensation	5.9	4.7	20.4	19.1	11.4	3.8	8.8	-	-
Due diligence and transaction costs	9.7	19.5	-	32.9	-	-	-	-	-
Exceptional allowances attributable to COVID-19	-	-	-	(1.2)	5.2	7.3	-	-	-
Extraordinary termination fees from franchisees	-	(22.6)	-	(22.6)	-	-	-	-	-
Net reimbursable surplus from franchised and managed properties	(7.9)	(8.8)	18.6	(52.1)	(83.4)	44.3	1.7	(9.4)	(20.2)
Limited payment guarantee charge	-	-	1.6	-	-	-	-	-	-
Acquisition related transition and transaction costs	-	-	-	-	-	-	-	6.9	4.0
Expenses associated with legal claims	-	-	-	-	3.0	3.0	-	-	-
Acceleration of executive succession plan & executive termination benefits	-	-	-	-	-	-	-	-	12.0
Franchise agreement acquisition costs amortization	3.0	2.3	10.8	9.0	7.5	6.4	4.5	5.1	4.1
Adjusted EBITDA	**$ 155.9**	**$ 139.4**	**$ 535.0**	**$ 478.6**	**$ 403.6**	**$ 240.7**	**$ 373.7**	**$ 341.0**	**$ 298.0**

REVENUES, EXCLUDING REIMBURSABLE REVENUE FROM FRANCHISED AND MANAGED PROPERTIES AND EXTRAORDINARY TERMINATION FEES FROM FRANCHISEE

($ millions)	Q3 2023	Q3 2022		FY 2022*	FY 2021*	FY 2020*	FY 2019*	FY 2018*	FY 2017*
Total revenues	**$ 425.6**	**$ 414.3**		**$ 1,401.9**	**$ 1,069.3**	**$ 774.1**	**$ 1,114.8**	**$ 1,041.3**	**$ 941.3**
Adjustments:									
Reimbursable revenue from franchised and managed properties	(206.0)	(190.6)		(682.6)	(528.8)	(402.6)	(577.4)	(543.7)	(499.6)
Extraordinary termination fees from franchisee/ Non-hotel franchising revenues	-	(22.6)		(22.6)			-	(14.3)	(10.8)
Revenues, excluding reimbursable revenue from franchised and managed properties and extraordinary fees from franchisee	**$ 219.6**	**$ 201.0**		**$ 696.7**	**$ 540.5**	**$ 371.5**	**$ 537.4**	**$ 483.4**	**$ 430.9**

*Figures are calculated using guidelines from the ASC 606 Revenue Recognition Standard.

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Additional Information • This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Choice has made for a business combination transaction with Wyndham. In furtherance of this proposal and subject to future developments, Choice (and, if applicable, Wyndham) may file one or more registration statements, proxy statements, tender or exchange offers or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer document, prospectus or other document Choice and/or Wyndham may file with the SEC in connection with the proposed transaction. • Investors and security holders of Choice and Wyndham are urged to read the proxy statement(s), registration statement, tender or exchange offer document, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Choice and/or Wyndham, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Choice through the web site maintained by the SEC at www.sec.gov, and by visiting Choice’s investor relations site at www.investor.choicehotels.com. • This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Choice and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Choice’s executive officers and directors in the Annual Report on Form 10-K for the year ended December 31, 2022 filed by Choice with the SEC on March 1, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer documents or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and by visiting Choice’s investor relations site at www.investor.choicehotels.com. 18